February 2, 2006
Vivendi Universal Will Acquire Matsushita’s Minority
Interest and Own 100% of Universal Music Group
and 20% of NBC Universal
Vivendi Universal and Matsushita Electric Industrial Co., Ltd. announced today that Vivendi Universal will acquire from Matsushita its 7.66% of Universal Studios Holding I Corp. (USHI) for a price consideration of $1.154 billion.
USHI owns Universal Music Group (UMG), Universal Interactive (UI), 20% of NBC Universal (NBCU) and $3.7 billion of net cash resulting from the merger and creation of NBCU and strong cash generation from both NBCU and UMG.
After the closing of the transaction, which is scheduled to occur on February 7th, 2006, Vivendi Universal will increase its control and ownership in USHI and its assets from 92.3% to 100%.
Through this acquisition, Vivendi Universal is allocating resources to strengthen its position in global content activities and to further simplify its corporate structure.
With a $1.154 billion valuation, this acquisition is immediately accretive and improves Vivendi Universal’s net earnings in 2006 by at least $30 million after transaction financing costs. Furthermore, it will facilitate cash flow circulation within the group. It will simplify tax and legal treatment; in addition, it will reduce substantially currency management costs.
The slides of the presentation and the details of the conference call on this acquisition are now available on line at www.vivendiuniversal.com/ir .
Analyst Conference at 2:30PM (Paris Time), 1:30PM (London Time), 8:30AM (New York. Time). Media invited on a listen-only basis.
Dial-in (France):      +33(0)1.71.23. 04.14
Dial-in (UK):           +44(0)20.7138.0837
Dial (US toll free):   1866.850.2201 or (US toll): +1.718.354.1152

Important Disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: Vivendi Universal and Matsushita Electric Industrial Co., Ltd. will not be able to complete the contemplated transaction; one or more of the anticipated benefits of the transaction contained in this press release will not materialize; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.
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